

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Mr. Hongwei Liu
Chief Financial Officer
China New Media Corp.
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road
Zhongshan District, Dalian
P.R. China

> **Re:** **China New Media Corp.**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-53027**

Dear Mr. Liu:

We issued comments to you on the above captioned filing on June 22, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 10, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director